

February 28, 2012

Via facsimile
Mr. David R. Callen, Vice President, Finance and Treasurer
Ethan Allen Interiors, Inc.
Ethan Allen Drive
Danbury, CT 06811

      Re: Ethan Allen Interiors, Inc.
                Form 10-K for the Year Ended June 30, 2011
                Filed August 18, 2011
                File No. 1-11692

Dear Mr. Callen:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing any the information you provide in response to these comments, we may have additional comments.

Fiscal 2011 compared to Fiscal 2010, page 24

Retail Operating Loss, page 26

1.   We note here and elsewhere in the filing that you have made changes in your commission structure. To the extent that these changes materially impacted your results of operations or may materially impact future results of operations or liquidity, please clarify what changes were made to the commission structure in future filings.

Interest and Other Income, net, page 26

2.   Please further explain to us the nature of the $1.5 million out of period adjustment. To the extent that this adjustment should have been recorded in previously reported periods, please also address how you determined that it was not material for restatement.

Consolidated Statement of Cash Flows, page 38

3.   We note that you have classified changes in restricted cash as an investment activity on
your statement of cash flows. Please explain in detail how this classification is consistent
with ASC Topic 230. In this regard, please tell us your consideration of presenting the
changes in restricted cash balances as operating or financing activities.

Footnotes to the Financial Statements

(8) Leases, page 48

4.   We note that you have operating leases for retail space and transportation equipment.
Please tell us how you evaluated the requirements of ASC Topic 840-10-25-14. In this
regard, please explain whether these leases contain nonperformance related default
covenants, material adverse change clauses, cross-default provisions or subjective default
provisions, and if so, how you evaluated such covenants and provisions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any
questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Branch Chief